Mail Stop 3561

March 5, 2010

Richard A. Galanti
Chief Financial Officer
Costco Wholesale Corporation
999 Lake Drive
Issaquah, Washington 98027

> **Re:** **Costco Wholesale Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed December 18, 2009**
> **File No. 000-20355**

    We have reviewed your response letter dated February 8, 2010 and have the following comments. You should comply with these comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Definitive Proxy Statement on Schedule 14A

1. We note that in response to comment eight of our January 21, 2010 letter you state that you believe your analysis of why you choose to pay each element of compensation is adequately described on page 11 of your proxy statement. You refer to your disclosure on page 11 which states, in part, that in establishing your mix of equity, salary, bonus and other compensation components, you "relied upon the fact that [your] current structure has been utilized successfully in years past… ." This disclosure does not clarify why you chose to pay each element of compensation, but rather states why you chose to not alter the mix of elements you considered in establishing your compensation. Please provide us with proposed revisions describing why you chose to pay each element of compensation.

2. On page 18 of your letter, in response to comment nine of our January 21, 2010 letter you describe Mr. Sinegal's and the Compensation Committee's broad discretion in determining cash bonuses, but your filing appears to only briefly reference the extent of this discretion. Please provide us with proposed revisions which incorporate your discussion into your filing.

Richard A. Galanti
Costco Wholesale Corporation
March 5, 2010
Page 2

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Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director